Exhibit 99.1

NXT ENERGY SOLUTIONS ADVISES OF
 FILING OF Q3-2016 RESULTS
For release on Monday, November 14th

CALGARY, ALBERTA, November 14th, 2016 - NXT Energy Solutions Inc. ("NXT Energy" or the "Company") (TSX:SFD; OTCQB:NSFDF) advises that its interim financial and operating results for the three month quarter ended September 30, 2016 ("Q3-2016") have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT's website at http://www.nxtenergy.com/.

A condensed summary from the Q3-2016 interim consolidated financial statements, with comparative figures for the three month period ended September 30, 2016 ("Q3-2015") is given below.

George Liszicasz, NXT Energy's President and CEO, noted "we continue to work on strengthening our pipeline of opportunities, particularly with the Sri Lankan project, the progress of which is proceeding as expected".

NXT Energy advises that it will host a brief investor and media conference call, hosted by George Liszicasz, on Wednesday, November 16, 2016 at 9.00 am MT (11:00 am ET), to discuss the Q3-2016 results, and recent business development initiatives.  Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Conference Code:  4351500
Operator assisted, toll-free, dial-in number:
Canada & USA 1-888-789-9572
International                 1-416-695-7806

Highlights of unaudited Q3 Interim Financial Results

All selected and referenced financial information should be read in conjunction with the Company's unaudited interim consolidated financial statements and the related management's discussion and analysis ("MD&A") for the Q3-2016 period.

(unaudited - all in Canadian $)	Q3-2016	Q3-2015
Survey revenues	$-	$-
Survey expenses, net	200,443	-
General & administrative expenses	1,128,847	1,306,017
	1,329,290	1,306,017
Non-cash expenses
Amortization expense	521,945	146,828
Stock based compensation expense	218,000	169,000
	739,945	315,828
Foreign exchange and other expenses, net	6,892	(229,413)
Total expenses	2,076,127	1,392,432
Loss before income taxes	2,076,127	1,392,432
Income tax expense	66,707	485,778
Net loss for the period	2,142,834	1,878,210

Net loss per common share - Basic and diluted	(0.04)	(0.04)

(unaudited - all in Canadian $)	Q3-2016	Q3-2015

# of common shares outstanding as at end of the period	53,699,009	53,306,109
Weighted average # of common shares outstanding for the period
Basic and diluted	53,660,944	47,801,957

Cash provided by (used in):
Operating activities:
Net loss for the period	(2,142,834)	(1,878,210)

Add back non-cash items, net	741,446	404,914
	(1,401,388)	(1,473,296)
Net change in non-cash working capital balances	(600,194)	5,354,966
Net cash (used in) operating activities	(2,001,582)	3,881,670
Financing activities	257,169	240,380
Investing activities	335,831	(169,479)
Net cash inflow	(1,408,582)	3,952,571

Cash and cash equivalents, start of the period	1,873,304	1,292,163
Cash and cash equivalents, end of the period	464,722	5,244,734

Total cash and short-term investments position:
Cash and cash equivalents	464,722	5,244,734
Short-term investments	2,845,053	1,544,920
Total cash and short-term investments	3,309,775	6,789,654

Net working capital balance	3,149,664	632,991

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as "intends", "plans", "anticipates", "expects" and "scheduled", are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2015 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Bev Stewart V-P Finance & CFO NXT Energy Solutions Inc. 403-206-0807 www.nxtenergy.com	Kin Communications Investor Relations 1-866-684-6730 / 604-684-6730 sfd@kincommunications.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.